Ossen Innovation Provides Preliminary 2010 Financial
Results and 2011 Guidance

SHANGHAI, April 13, 2011  — Ossen Innovation Co., Ltd. (“Ossen” or the “Company”) (Nasdaq:OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced preliminary financial results for the full year 2010. Results are currently unaudited and subject to change:

	Preliminary FY 2010	% Change vs. 2009
Revenue	$117.6 million	+16%
Net Profit	$14.9 million	+86%
EPS	$0.75*	N/A**

* Based on 20 million shares outstanding.

** Ossen was not public in 2009 and therefore EPS calculations are not applicable.

Because it is a 20F filer, Ossen expects to release its fourth quarter and fiscal year results by June 30, 2011. Senior management will host a conference call and webcast to discuss the financial results, provide business updates and answer questions from investors. Specific details will be forthcoming.

The company has also announced 2011 financial guidance as follows:

FY 2011 Guidance*
Revenue	$138.5 – $144.6 million
Net Profit	$18.0 – $18.8 million
EPS	$0.90 - $0.94

* Based on average exchange rate of 6.65RMB = $1USD and 20 million shares outstanding

Ossen’s current backlog has reached full capacity for 2011. Given the size and duration of most contracts, new orders and backlog will be key metrics to measure business execution and will be provided on a quarterly basis. Additional projects secured through the balance of the year will contribute to backlog for 2012, when the new 30,000 tons of coated production capacity comes online.

 “We continue to secure major bridge projects in China as a result of our established reputation and the quality of our pre-stressed steel materials, including the coated steel wires and strands with Ossen’s proprietary rare earth and zinc formula,” said Dr. Liang Tang, Chairman of Ossen. “Our 2011 financial forecast reflects our confidence in executing the growth strategy which is supported by growing demand for new bridges in China.”

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company’s products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province, with a combined annual production capacity of 140,000 tons per year.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
HC International
Ted Haberfield, Executive Vice President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.hcinternational.net